Exhibit 99.6

Land Lease Agreement

Party A: Nanping Golden Heaven Amusement Park Management Co., Ltd. (Lessee)

Party B: Henan Tejia Amusement Equipment Co., Ltd (Lessor)

In accordance with the Contract Law of the People’s Republic of China and relevant laws and regulations, Party A and Party B, on the basis of equality, voluntariness, and mutual agreement, have reached the following agreement regarding Party A’s lease of land from Party B for the purpose of an amusement project:

1. Party B will lease the land located at New Bridge South, Wetland Park Management Office, Liulin Park Road, Linli County, Hunan Province to Party A for use.

2. Land boundaries will be determined based on actual on-site measurements.

3. Term, Amount, and Payment Method of the Lease by Party B:

1). The lease term for Party B is ten years, from October 1st, 2023, to September 30, 2033.

2). The land area leased by Party A is approximately 30,000 square meters, with an annual rent of RMB 1,350,000 (One million three hundred and fifty thousand yuan). Party A shall pay the annual rent within 15 days from the date of signing the contract and subsequently on or before September 30th of each year. If Party A fails to pay the annual rent for the current year after one month of the due date, this contract shall terminate automatically.

Party B’s receiving account information:

Account Name: Henan Tejia Amusement Equipment Co., Ltd

Bank: Bank of China Limited Mengjin Branch

Account Number: [*]

4. Party A’s Rights and Responsibilities:

During the lease period, Party A has the right to use the land. In the event of land requisition by the state, compensation for buildings, facilities, and other structures constructed on the leased land shall belong to Party A, and this contract shall terminate simultaneously.

5. Party B’s Rights and Responsibilities:

1). Within five days after the contract is signed, Party B shall clarify the boundaries of the land leased by Party A for the convenience of Party A’s use.

2). If the state plans to carry out construction or development on the land, land compensation shall belong to Party B, and this contract shall terminate.

3). If Party B needs to terminate the contract due to construction requirements, Party B shall notify Party A in writing three months in advance. Party B shall refund the rent already paid by Party A for the remaining lease term. Party B shall provide Party A with appropriate compensation based on the actual lease term and development and utilization conditions.

6. During the contracting period, with Party B’s consent and without harming Party B’s interests and ensuring the effective implementation of this contract, Party A may transfer the contract to another party for operation. When the contract term expires, if Party A wishes to renew the lease, Party A has the right of first refusal under equal conditions.

7. Upon the expiration of the lease term, Party A shall remove all facilities within the leased land area and return the land to Party B within one month.

8. This contract is in duplicate and shall take effect from the date of mutual stamping and signing by both parties. Any matters not covered herein shall be resolved through mutual consultation.

[Signature and Seal of Party A] [Signature and Seal of Party B]

Date: 2023/9/27